June 7, 2019

Giga Metals listed on the OTCQB

(Vancouver, BC) Mark Jarvis, President of Giga Metals Corp. (TSXV: GIGA) (OTCQB: HNCKF) (FSE: BRR2) (the “Company”), is pleased to announce that the Company’s common shares have been listed on the OTCQB Venture Market and will be trading under the symbol HNCKF. The Company will continue to trade on the TSX Venture Exchange in Canada under the trading symbol "GIGA" and on the Frankfurt Stock Exchange under the symbol BRR2.

“I anticipate the increased exposure from listing on the OTCQB will further expand the shareholder base, increase trading liquidity and provide US investors with exposure to battery metal focused equities”, said Mr. Jarvis. “The transparency required by the OTCQB makes it easier for investors to perform their own due diligence.”

The OTCQB Venture Market is the premier marketplace for entrepreneurial and development stage U.S. and international companies that are committed to providing a high-quality trading and information experience for their US investors. To be eligible, companies must be current in their financial reporting, pass a minimum bid price test, and undergo an annual company verification and management certification process. The OTCQB Venture quality standards provide a strong baseline of transparency, as well as the technology and regulation to improve the information and trading experience for investors.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company’s core asset is the Turnagain Project, located in northern British Columbia, which contains one of the largest undeveloped sulphide nickel and cobalt resources in the world.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com